SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.
C.N.P.J. n.º 06.164.253/0001-87
N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON DECEMBER 20, 2010

Date, Time and Place: December 20, 2010, at 02:00 p.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 15 – Meeting room of the Board of Directors, Jardim Aeroporto, São Paulo (“Company”). Attendance: All the members of the Board of Directors of the Company. Call notice: Waived, due to the attendance of all the members of the Board of Directors. Presiding board of the meeting: Chairman: Mr. Constantino de Oliveira Junior, who invited me, Henrique Constantino, to act as secretary of the meeting. Agenda: To pass resolutions on the following matters: (a) approval of the Company’s budget for fiscal year 2011; (b) reviewing and approval of the Business-Strategic Plan, for the period of 2011 to 2015; (c) confirmation of the number of options granted for year 2011, in accordance with the Company’s Stock Purchase Option Plan approved on December 09, 2004, as amended (“Option Plan”) and confirmation of the adjustments made by the People Management and Corporate Governance Committee, in relation to the options granted for fiscal year 2010; (d) amendment to the Bylaws of the People Management and Corporate Governance Committee and Audit Committee; (e) election of a new member to the People Management and Corporate Governance Committee and Audit Committee; (f) confirmation of the increase of capital of the Company, as a result of the exercise of the stock purchase option, in accordance with the Company’s Option Plan; Resolutions: After the necessary explanations were provided, the following matters were approved by unanimous vote: (a) approval of the Company’s budget for fiscal year 2011, the original copy of which is initialed by the presiding board of the meeting and filed with the Company’s head-office; (b) reviewing and approval of the Business-Strategic Plan, for the period of 2011 to 2015, which original is initialized by the Board and will be filed at the headquarters; (c) confirmation of the granting, by the People Management and Corporate Governance Committee, of 2,722,444 stock purchase options of the Company, for fiscal year 2011, and confirmation of the adjustments made by the Committee due to the admissions and reorganizations of some offices of the board of executive officers of the Company, and as a result of such adjustments the total number of options granted for fiscal year 2010 was 2,556,304; (d) amendment to the Bylaws of the following Committees: (i) People Management and Corporate Governance Committee, for inclusion of the duty to create and from time to time review the Company’s Policy for contracting with its related parties, and the amendment of its Article 2, in order to add another member in the composition of the Committee, according to the proposed amendment attached hereto (Annex I), an original copy of which, after duly approved, will be signed and filed with the Company’s head-office, and (ii) Audit Committee, for inclusion of the duty for the respective Committee to control and inspect the implementation of the above mentioned policy, as per the proposed amendment attached hereto (Annex II), an original copy of which, after duly approved, will be signed and filed with the Company’s head-office; (e) election of Mr. Constantino de Oliveira Júnior, Brazilian, married, businessman, bearer of identity card R.G. nº 929.100 SEP/DF and enrolled with the C.P.F. under nº 417.942.901-25, to be a member of the People Management and Corporate Governance Committee, until the next election of the members thereof; (f) confirmation of the increase of capital of the Company, up to the limit of the authorized capital, in the amount of R$ 347,818.92, upon issuance of 21.548 preferred shares, all of them registered and without face value, as a result of the exercise of the stock purchase option granted under the Options Plan. In consequence, the Company’s capital was increased to R$ 2,315,611,189.41, represented by 137,032,734 common shares and 133,303,934 preferred shares, all of them registered and with no face value. The shares now issued are identical to those already existing, and under the terms of the Option Plan they shall be entitled to the same rights conferred to the other shares of the same type, including receipt of dividends and interest on the own capital: (i) approval of the exclusion of the preemptive rights of the current shareholders of the Company upon the subscription of new preferred shares, in conformity with the provisions in Article 171, paragraph three, of the Corporation Law; and (ii) the total issuance price was set at R$ 347,818.92, in accordance with the provisions in Article 147, paragraphs 1 and 2 of Law 6404/76, as amended. Adjournment of the Meeting and Drawing-up of the Minutes: The chairman offered the floor to whom might wish to use it, and since nobody did so, the meeting was adjourned for the necessary time for these minutes to be drawn-up, which, upon the reopening of the meeting, were read, checked and signed by attendees. I hereby certify this present instrument is a free translation of the minutes drawn up in the Company’s records.

São Paulo, December 20, 2010.

Constantino de Oliveira Junior	Henrique Constantino
Chairman	Secretary

Attachment I

BYLAWS

OF THE PEOPLE MANAGEMENT AND CORPORATE GOVERNANCE COMMITTEE

Article 1 - The People Management and Corporate Governance Committee (“Committee”) is a support body to the Board of Directors and has the following duties and responsibilities:

(a) Ensuring the best practices of Corporate Governance and coordinating the process for implementation of such practices.

(b) Nominating possible candidates to the Board of Directors, recommending to the Board parameters on compensation of executive officers and succession plans; reviewing employees compensation Policies;

(c) Ensuring the good operation of the Board of Directors and the good relationship between the latter and the Board of Executive Officers and shareholders;

(d) Reviewing, from time to time, and recommending necessary changes to the Corporate Governance practices adopted by the Company;

(e) reviewing, from time to time, the Company’s Code of Ethics, as well as other documents related to Corporate Governance;

(f) Keeping the Board of Directors informed and updated on regulations and recommendations adopted on the market;

(g) Preparing profiles for the offices of the Board of Directors and of the Board of Executive Officers of the Company;

(h) Introducing, interviewing and nominating, on a permanent basis, candidates to the offices of the Board of Directors and of the Board of Executive Officers of the Company;

(i) Checking, approving and following-up the implementation, certification and maintenance of the requisites set forth in the Sarbanes-Oxley Act, as well as all the requirements set forth in the Brazilian corporate and capital market law, and of the stock market inspection agencies;

(j) Creating and Reviewing the related party transaction policy for the Company;

(k) Reviewing, from time to time, and recommending the human resources management policies to the Board of Directors, following-up the development and their main indicators;

(l) Assessing and recommending investments in the development of talent retention and succession processes in the Company;

(m) Following-up and validating researches of market comparisons of organizational environment and compensation;

(n) Reviewing and recommending the people development programs;

(o) Following-up and validating the program for individual performance assessment of the employees;

(p) Reviewing and recommending to the Board of Directors the salaries, bonuses, stock options, compensation policies and other eventual benefits granted to the employees of the Company, and to check whether they are in conformity with the market and the employees’ performance;

(r) Reviewing, from time to time, and assessing the changes to the stock option plan of the Company and making recommendations to the Board of Directors; and

(s) Reviewing the targets and results of the Company.

Article 2 - The People Management and Corporate Governance Committee shall be composed ~~up~~ by up to six~~five~~ (~~5~~six) members elected by the Board of Directors, ~~namely~~and at least, ~~:~~ the Chairman of the Board of Directors and two (2) members of the Board of Directors and ~~; one (1) Director;~~; two (2) independent experts, ~~and the People and Management Officer~~, for terms of office of up to one (1) year, reelection being permitted.

~~Paragraph One — The Chief Executive Officer shall attend the meetings of this Committee, as ad-hoc member, with no voting rights.~~

Article 3 - The People Management and Governance Committee shall have, among its members, one Secretary selected in common agreement by the other members at the first meeting of the Committee, who shall perform his duties for a term of one (1) year.

Paragraph One — In the absence of the Secretary, he will be replaced by any of the other members of the Committee. A Chair of the meetings will be appointed at each meeting among the members of the Committee.

Paragraph Two — In case of vacancy in the office of Secretary, a new Secretary will be elected, who will perform his duties until the end of the term of office of the Secretary who was replaced.

Article 4 - The People Management and Governance Committee shall hold regular meetings at each quarter, and special meetings whenever they are called by the Secretary, on his own initiative or upon request from any of the other members of the Committee.

Article 5 - A quorum of at least three (3) members will be required for the People Management and Governance Committee to validly make resolutions, which shall be adopted by majority vote.

Sole Paragraph - In the absence of a minimum quorum, as set forth in the head paragraph hereof, the Secretary shall call a new meeting, which shall be held as urgently as may be required in regard of the matter to be discussed.

Article 6 - The meetings of the People Management and Governance Committee shall be called by any written means (fax, letter and/or e-mail).

Article 7 - Decisions by the People Management and Governance Committee shall be made by majority of votes, and a dissenting member will be entitled to have his vote recorded in the Minutes of the respective meeting.

Article 8 - Minutes shall be drawn-up for all the meetings of the Committee, which minutes shall be signed by all the attendees.

Article 9 - At the first meeting after the organization of the Committee, the Committee shall approve an annual schedule of activities.

Article 10 - In the course of the meetings, any acting member of the People Management and Governance Committee shall be entitled to individually request and review books and other corporate records, being authorized to make notes and remarks, which shall be discussed and resolved at the respective meetings, provided that such books and records refer to matters within the scope of responsibility of the Committee, under the terms of Article 1 above.

Sole Paragraph - Reviewing the above referred records shall not be permitted except at the Company’s head-office and upon prior request.

Article 11 - Requests of information and/or explanations concerning the corporate business by any permanent member of the People Management and Governance Committee shall be submitted to the managing bodies of the Company, in a written request signed by the Secretary to the People Management and Governance Committee.

Article 12 - It shall be incumbent upon the Secretary to:

(a) arrange for the calling of the members of the Committee to the meetings, at least five (5) business days in advance; and

(b) request to the Company’s management such information and/or explanations as may be deemed necessary under the terms of Article 10 above.

Sole Paragraph - The Secretary will be allowed to request the Board of Executive Officers to make a staff available for providing support to the meetings of the People Management and Governance Committee.

Article 13 - The attendance of members of the People Management and Governance Committee to General Meetings or to Meetings of the Board of Directors, in order to answer to requests of information eventually made by the shareholders or directors may be requested by the Board of Directors, in writing, at least five (5) days in advance.

Article 14 - The People Management and Governance Committee may prepare Policies regulating matters within their scope of responsibility and submit to the Boar of Director, under the terms of Article 1 above, and such Policies may be changed from time to time by the People Management and Governance Committee itself, provided that such changes are made by unanimous decision of the Committee members, without prejudice to the provisions in Article 7 above.

Sole Paragraph – The People Management and Governance Committee can, with the prior approval of the Board of Directors, invite specialists for the analysis and discussions of the themes under its responsibility.

Article 15 — The People Management and Governance Committee shall organize a work group for ensuring the performance of its own Policies as well as of those Policies and directives determined by the Board of Directors which deal with matters under its scope of responsibility, pursuant to the terms of Article 1 above.

Article 16 - Matters not expressly provided for herein shall be decided by the Board of Directors.

[Gol Linhas Aéreas Inteligentes SA. Bylaws approved at the Meeting of the Board of Directors held on ~~June 17, 2009~~December 20, 2010]

Attachment II

BYLAWS

OF THE AUDIT COMMITTEE

Article 1 - The Audit Committee (“Committee”) is a support body to the Board of Directors and has the following duties and responsibilities:

(a) assisting the Board of Directors in matters related to Accounting, Internal Controls, Financial Reports and Compliance, in addition to evaluating and submitting to the Board the nomination of independent auditors as well as their respective compensation;

(b) Reviewing the compensation of the independent auditors and the proposed hiring terms;

(c) Reviewing the appointment and change of the internal audit senior executive (or general accountant);

(d) Reviewing the results of each independent audit, including remarks in the independent auditor’s opinion;

(e) Reviewing the quarterly balance sheets of the Company in order to ensure integrity and quality;

(f) Reviewing the Company’s processes and controls, identifying and pointing out critical matters to the Board of Directors and financial and regulatory risks identified as a result of such review;

(g) Assessing the prior notice systems for actual and potential risks, as well as the risk management policy of the Company;

(h) Assessing policies and practices for ensuring the integrity of the financial statements and balance sheets of the Company;

(i) Assessing and Overseeing the implementation of the related party transactions policy for the Company~~.~~

(j) Assessing the effectiveness of the internal controls of the Company and recommending changes, as may be necessary;

(k) Assessing proposed changes in relation to accounting principles and practices of the Company;

(~~k~~l) Understanding and reviewing the matters which may have financial impacts on the Company;

(~~l~~m) Assessing the performance of the financial and (internal and independent) audit staff of the Company;

(~~m~~n) Following-up the compliance of the Company; and

(~~n~~o) Coordinating the works of the Sub-Committee for Accounting Policies and Financial Statements of the Company.

Article 2 - The Audit Committee shall be composed by three (03) members elected by the Board of Directors, being three (03) Independent Directors, for terms of office of one (1) year, reelection being permitted.

Article 3 - The Audit Committee shall appoint one of its members as Secretary, to be selected in common agreement among the other members at the first meeting after the organization of the Committee, who shall perform his duties for a term of one (1) year.

Paragraph One — In the absence of the Secretary, he will be replaced by any of the other members of the Committee. A Chair of the meetings will be appointed at each meeting among the members of the Committee.

Paragraph Two — In case of vacancy in the office of Secretary, a new Secretary will be elected, who will perform his duties until the end of the term of office of the Secretary who was replaced.

Article 4 - The Audit Committee shall hold regular meetings at each quarter, and special meetings whenever they are called by the Secretary, on his own initiative or upon request from any of the other members of the Committee.

Article 5 - A quorum of at least two (2) members will be required for the Audit Committee to validly make resolutions, which shall be adopted by majority vote. In case of tie voting, a new meeting shall be required to be held, with the attendance of all the members of the Committee, for the matter to be once again submitted to voting and decided.

Sole Paragraph - In the absence of a minimum quorum, as set forth in the head paragraph hereof, the Secretary shall call a new meeting, which shall be held as urgently as may be required in regard of the matter to be discussed.

Article 6 - The meetings of the Audit Committee shall be called by any written means (fax, letter and/or e-mail).

Article 7 - Decisions by the Audit Committee shall be made by majority of votes, and a dissenting member will be entitled to have his vote recorded in the Minutes of the respective meeting.

Article 8 - Minutes shall be drawn-up for all the meetings of the Audit Committee, which minutes shall be signed by all the attendees.

Article 9 - At the first meeting after the organization of the Committee, the Committee shall approve an annual schedule of activities.

Article 10 - In the course of the meetings, any acting member of the Audit Committee shall be entitled to individually request and review books and other corporate records, being authorized to make notes and remarks, which shall be discussed and resolved at the respective meetings, provided that such books and records refer to matters within the scope of responsibility of the Committee, under the terms of Article 1 above.

Sole Paragraph - Reviewing the above referred records shall not be permitted except at the Company’s head-office and upon prior request.

Article 11 - Requests of information and/or explanations concerning the corporate business by any permanent member of the Audit Committee shall be submitted to the managing bodies of the Company, in a written request signed by the Secretary to the Audit Committee.

Article 12 - It shall be incumbent upon the Secretary to:

(a) arrange for the calling of the members of the Committee to the meetings, at least five (5) business days in advance; and

(b) request to the Company’s management such information and/or explanations as may be deemed necessary under the terms of Article 10 above.

Sole Paragraph - The Secretary will be allowed to request the Board of Executive Officers to make a staff available for providing support to the meetings of the Audit Committee.

Article 13 - The attendance of members of the Audit Committee to General Meetings or to Meetings of the Board of Directors, in order to answer to requests of information eventually made by the shareholders or directors may be requested by the Board of Directors, in writing, at least five (5) days in advance.

Article 14 - The Audit Committee may prepare Policies regulating matters within their scope of responsibility, under the terms of Article 1 above, and such Policies may be changed from time to time by the Audit Committee itself, provided that such changes are made by unanimous decision of the Committee members, without prejudice to the provisions in Article 7 above.

Article 15 - The Audit Committee shall organize a work group for ensuring the performance of its own Policies as well as of those Policies and directives determined by the Board of Directors which deal with matters under its scope of responsibility, pursuant to the terms of Article 1 above.

Article 16 - Matters not expressly provided for herein shall be decided by the Board of Directors.

[Gol Linhas Aéreas Inteligentes S.A. Bylaws approved at the Meeting of the Board of Directors held on ~~June 17, 2009~~December 20, 2010]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.